SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BYLAWS OF THE STATUTORY AUDIT AND RISK COMMITTEE

1.  Object and Purpose

1.1        The Board of Directors ("Board" or "CA") of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras" or "Company"), in the exercise of its assignments, approved these Internal Bylaws (“Bylaws") of the Statutory Audit and Risks Committee ("Committee" or "CAE"), a statutory department of permanent nature, in order to govern its composition, performance and relationship with other departments of the Company and its subsidiaries, abiding by the Articles of Incorporation of Eletrobras (“Articles of Incorporation”), applicable Brazilian laws and regulations – especially Law No. 13,303, dated June 30, 2016, CVM Instruction No. 308, dated May 14, 1999, as amended thereafter – in addition to existing US laws, including the Sarbanes-Oxley Act, and rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

1.2        CAE, which is directly connected to CA, has the purpose of advising the Company's Council and the Boards of Directors of the companies controlled by Eletrobras in the fulfillment of their responsibilities of guidance and top management, including, without limitation, the analysis and issuance of recommendations of the internal audit, accounting and independent audit, oversight, risks to be undertaken by the Company, internal controls, risk management and financial management, in order to ensure higher efficiency and effectiveness in CA decisions relating its area of activity.

1.2.1.         CAE members, in the performance of the responsibilities and assignments described in these Bylaws, shall not perform the duties of auditors or accountants.

1.2.2.         The planning or conduct of audits and the assertion with regard to the completeness, correctness and abidance by generally accepted accounting principles of the Company's financial statements are not assignments of CAE, instead, they are the responsibility of the management and independent auditors.

1.3        The Committee shall exercise the same assignments described in these Bylaws regarding the advisory services of the boards of directors of the companies controlled by the Company, in compliance with the applicable laws and the rules established by CA.

2.  Composition, Compensation and Expenses

2.1.     CAE, meeting the prerogatives, assignments and duties provided for in the applicable laws and regulations, shall be composed of 3 (Three) to 5 (Five) permanent members who fulfill the independence requirements, with a term of 2 (Two) years, and possibility of reelection, given that the end of this term shall always match the end of their term of management as a member of the Board of Directors.

2.2.     Having exercised a term of office for any period, the Committee members may only be reinstated in such Company’s department after at least 3 (Three) years from the end of the previous term, subject to the possibility of reelection referred to in Item 2.1 above.

2.3.      The Committee members shall be elected by CA from among their peers, without a deputy, and shall agree to receive the compensation of a Committee member, which shall not be smaller than the compensation of the Fiscal Council members.

2.3.1.         The election of Committee members shall be carried out at the first meeting of the Board after the end of their term of office.

2.3.2.         CA may authorize specific compensations for Committee members, in proportion to the workload assigned to each member, and the specific workload shall be defined over the term of office, in the act of election.

2.4.     The compensation of CA members shall be approved by the Eletrobras’ General Meeting.

2.5.     One of the Committee vacancies shall be offered to a Director elected by the individual vote of the minority shareholders of Eletrobras, if any, provided that the legal requirements, as well as those provided form under the Articles, for taking up the position are met.

2.6.     CA shall elect, among the Committee members, its Coordinator and any deputy in the cases of absences or temporary impediments.

2.7.     The Committee members shall be reimbursed by the Company for commuting, food and lodging expenses, as required for the performance of their assignments, in accordance with the Company's Articles of Incorporation.

3.  Investiture, Installation and Office Requirements

3.1       The members of the Statutory Audit and Risks Committee shall abide by the requirements and preclusions set out by the applicable laws, as well as in the Articles of Incorporation and these Bylaws.

3.2       The following are minimum conditions for joining the Committee, without prejudice to the provisions under Item 3.3:

I - not being or having been, in the 5 (five) years prior to the appointment to the Committee:

a) a director or employee of the Company or its holding company, controlled companies, subsidiary, affiliate or company under direct or indirect common control; and

b) technician in charge, officer, manager, supervisor or any other member with duty of managing the team engaged in the Company’s audit;

II - not being or having been, in the 12 (twelve) months prior to the appointment to the Committee, a member of the Fiscal Council of the Company or its holding company, subsidiary, affiliate or companies under direct or indirect joint control;

III - not being a consanguineous spouse or relative or by adoption, up to the second degree, of the persons referred to under Item I;

IV - not receiving any other type of compensation of the Company or its holding company, subsidiary, affiliate or company under direct or indirect common control, other than that connected to the position of CAE member; and

V - not being or having been a holder of effective public office, even if licensed, or in charge of a commission of the public legal entity that holds controlling interest of the Company, in the 12 (Twelve) months prior to the appointment to CAE;

VI - not being liable for the preclusions set out in Items I, IV, IX, X and XI of the head provision of Article 29 of Decree No. 8,945/2016;

VII - complying with all the independence requirements established by the U.S. laws;

VIII - complying, by the majority of members, with the body of preclusions established under Article 29 of Decree No. 8,945/2016.

3.3        The fulfillment of the independence criteria established under Article 22, Paragraph 1, of Law No. 13,303/2016 and Article 31-C, Paragraph 2 of CVM Instruction No. 308/1999, as amended by CVM Instruction No. 509/2011, as well as in item 3.2 above, shall be included in the minutes of the Board of Directors’ meeting that elects the CAE members, which shall be entitled to prior opinion of the Management, People and Eligibility Committee.

3.4        The independent member, under the terms of Law No. 13,303/2016, is characterized by:

I - having no connections with the public company or the government-controlled company, except for equity interest;

II - not being a consanguineous spouse or relative, up to the third degree or by adoption, as chief of the Executive Branch, Minister of State, Secretary of State or Municipality or manager of the public company or government-controlled company;

III - not having, over the last 3 (three) years, a relationship of any kind with the public company, government-controlled company or its controlling shareholders, which may jeopardize its independence;

IV - in the last 3 (three) years, having not been an employee or officer of the public company, government-controlled company or controlled, affiliated company or subsidiary of the public company or government-controlled company, except for exclusive relationship with public education or research institutions;

V - not being a supplier or purchaser, either direct or indirect, of services or products of the public company or government-controlled company, which would imply loss of independence;

VI - not being an employee or manager of a company or entity that is offering or demanding services or products from the public company or mixed capital company, in order to imply loss of independence;

VII - not receiving any other compensation from the public company or mixed capital company other than that connected to the position of director, except for cash proceeds from capital interest.

3.5        One of the Committee members shall have proven qualification in finance, which makes of him an expert in finance, in accordance with applicable laws and other regulatory standards.

3.6       The Committee members shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company’s core business, and the expert in finance shall have recognized professional experience in matters of corporate accounting, in line with CVM Instruction No. 308/99, and other applicable laws.

3.7       As for the academic background, a Ministry of Education accredited graduate or undergraduate degree is required.

3.8       The investiture in the position of CAE member and start of the respective office shall take place upon execution of the instrument of investiture drawn up in the CAE minutes, accompanied by the filing and production of the following signed documents:

a)   communication of direct or indirect ownership of the securities of Eletrobras and its subsidiaries;

b)   Instrument ratifying abidance by to the Manual of Disclosure and Use of Information and Policy for Trading Securities, both of the Company;

c)   The statement of consent referred to in BM&FBOVESPA Corporate Governance Level 1 Listing Rules; and

d)   Instrument of Consent to the Code of Ethics and Conduct of the Company.

3.9       The CAE member who had previously submitted documents to the Company for his or her position as Director shall be exempted from the obligation of producing such documents, as listed under Item 3.7, and shall only sign the instrument of investiture, which shall also be signed by the Chairman of the Board.

3.10   The Instrument of Investiture shall also establish the specific workload in CAE, in addition to the consent of the nominee in regards to the choice of the compensation as a member of CAE, to the detriment of Director’s compensation, without prejudice to the maintenance of the obligations and legal and statutory responsibilities inherent to both positions, over the term of their respective offices.

3.11   The compliance with the requirements of this third chapter shall be proven by means of documentation maintained at the Company’s registered officer over a minimum period of 5 (five) years as of the last day of the office of CAE member, subject to the provisions under Article 147 of Law No. 6,404/76.

3.12   The Committee members may be dismissed by a justified vote of the absolute majority of the Board, and the dismissal shall be communicated to CVM no later than 10 (ten) days after the Board of Directors’ meeting in which such matter is deliberated.

In the event of a vacancy, the Board shall elect, within a maximum period of 30 (Thirty) days, a new member to exercise the remaining term of office.

4.   Structure

4.1        The Committee shall have the support of the Board's Governance Department (“Governance Department") and of the Board Advisor(s), as the case may be.

4.2        The Committee shall have operational autonomy and an annual or project budget allocations, within the limits approved by the Board, to conduct or order the performance of queries, valuations and investigations, within the scope of its activities, including the assignment of Board Advisors and the hiring of independent external specialists, as well as to meet its general expenses.

4.3        The Committee shall have the means to receive reports, including those of confidential nature, internal and external to the Company, in matters connected to its activities.

4.4        The budget of CAE and its advisory and administrative support unit, subordinated to the Governance Department, shall be proposed by CAE directly to CA.

4.5        The Company shall provide all resources necessary for the performance of the Committee, including the assignment of Board Advisor(s) and the appropriate design and structuring of the Governance Department, in such a way that this department shall appropriately provide infrastructure and personnel to advise on the performance of the CAE’s work and to serve as secretary in the respective meetings.

4.6        CAE shall be supported by the organizational divisions of Eletrobras holding and subsidiaries involved in matters within the scope of the Committee, such as internal audit, accounting, ombudsman, compliance, internal controls and risk management, which shall be responsible for properly and timely providing instructions connected to CAE assignments that involve its respective companies, and CAE may even request specific efforts within the scope of its assignments.

4.7        The organizational divisions of Eletrobras holding involved in the processes and activities of CAE shall also act as coordinators of the unified reports on relevant subjects for itself or its subsidiaries.

5.   Assignments

5.1        CAE shall have the following assignments:

Related to Financial Statements

i.          Supervising the activities of independent auditors and assessing their independence, the quality of services provided and the appropriateness of such services to the needs of the company;

ii.         Commenting on the hiring and dismissal of independent auditors, according to the standards and the applicable laws;

iii.        Supervising the activities carried out in the area of preparation of the Company's financial statements;

iv.       Discussing, with Eletrobras’ Executive Board (“Executive Board”), and the independent auditors, the results of the review of the financial statements and other significant issues that may impact the reliability of these statements;

v.        Monitoring the quality and integrity of the internal control mechanisms, the quarterly information, the Company's interim financial statements and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for under the structure of the usual reports appurtenant to financial statements;

vi.       Advising the Board on the analysis of the annual and quarterly consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards), as to their compliance with legal and regulatory requirements and the appropriate description of the Company's economic and financial status, for the purposes of filing with the Securities Commission - CVM, as well as in the Securities and Exchange Commission - SEC;

Related to Internal Controls and Internal Audit

vii.      Monitoring the quality and integrity of internal control mechanisms and supervising the activities carried out in the areas of internal controls and internal audit;

viii.     Reviewing the recommendation report prepared by the Independent Auditors and Control Departments, as well as the internal control reports connected to the financial, accounting, legal and ethical aspects raised by the Internal Audit, as well as monitoring compliance, by the Executive Board of Eletrobras ("DEE”), with the respective recommendations, including those issued by CAE;

ix.           Assessing the Annual Plan of Activities of the Internal Audit (PAINT), the Annual Report of Activities of the Internal Audit (RAINT), the budget and the proposals for establishing the assignments and regulating the conduct of the Internal Audit;

Related to the Management of Risks

x.            Assessing and monitoring the Company's risk exposure and demanding, without limitation, detailed information on policies and procedures regarding:

•         information security and data preservation policy;

•         annual financing;

•         use of the Company's assets;

•         management’s compensation;

•         expenses incurred on behalf of the Company;

xi.           advising the Board on the establishment of policies connected to risk assessment and management;

Related to Compliance

xii.          Monitoring the implementation and performance of the Eletrobras Integrity Program, recommending improvements and assessing the effectiveness of the internal control systems, reviewing, for such purposes, the reports appurtenant to CA;

xiii.         Reporting to CA the existence or evidences of error or fraud represented by:

•         failure to comply with legal and regulatory rules that endanger the continuity of the institution;

•         frauds of any value perpetrated by statutory officers of the Institution;

•         relevant fraud perpetrated by employees of the Company or third party;

•         errors that result in material misstatements in the Company's financial statements.

Related to the Ombudsman’s Office and Whistleblowing Channel

xiv.        Receiving, filing and ordering the processing of complaints about accounting, internal control or audit issues, as well as reports, including confidential, internal and external reports of the Company, on matters connected to its activities, in addition to being responsible for stating opinion on internal procedures in this regard, including the protection of the information provider, such as anonymity and confidentiality;

xv.         Receiving and reviewing information from the Executive Board, independent auditors and internal auditors on deficiencies of internal controls, disclosure of financial information and fraud involving managers or employees, which implies the recommendation of appropriate measures;

xvi.        assessing the reports connected to the Ombudsman’s activities;

Related to Supplemental Pension Plans

xvii.       Assessing, with the support of the Fiscal Committee, the reasonableness of the parameters on which the actuarial calculations are based, as well as the actuarial result of the benefit plans held by closed private pension corporations sponsored and/or maintained by Eletrobras;

Related to Transactions with Related Parties

xviii.      Assessing and monitoring, in concert with management and internal audit and accounting areas, the appropriateness and the disclosure of transactions with related parties, as well as reviewing in advance the transactions appurtenant to the Board that involve Eletrobras and the Federal Government, its municipalities and foundations, and that meet the materiality criteria established in CVM Instruction No. 480/09, under the terms of the Related Party Transactions Policy;

Related to Regulatory Issues

xix.    Following up, with the support of the Fiscal Council, within the scope of the CAE’s responsibilities, changes in the scenario of regulation and environmental risks, as well as of people connected to the Company’s and its subsidiaries’ projects, the performance of regulatory and supervisory departments regarding relevant issues, management of complaints and penalties imposed by the regulating authority, as well as information, communications and reports addressed to them, the management of complaints and administrative proceedings underway, the evolution of contingent liabilities (civil, labor, tax, environmental, among others), the risk of loss and the legal measures adopted by the company;

Related to Corporate Transactions

xx.     Following, within the scope of CAE assignments, the corporate operations of consolidation, merger and spin-off involving Eletrobras and its subsidiaries;

xxi.    Monitoring, within the scope of CAE’s subsidiaries, the preparation and performance of investment and divestment plans involving the Company and its subsidiaries;

Related to Financial Management

xxii.       Assessing the Business and Management Plan and other Plans of the Company within the CA scope, from the viewpoint of fundability and discipline regarding capital allocation;

xxiii.      Assessing the Company's financial policies, monitoring their implementation and recommending any adjustments deemed necessary;

xxiv.     Assessing the annual budget and monitoring its financial performance;

xxv.      Following up the financial performance of capital projects and their fulfillment of budgeted sums;

xxvi.     Analyzing and issuing recommendations on shareholder compensation, as well as its consistency with existing dividend policies and the free capital and cash flow structure;

Related to Contingencies

xxvii.    Checking the appropriateness of the accounting provisions in connection with the opinion of the legal area;

xxviii.   Following up the management of liabilities connected to compulsory loans;

Related to its own Governance

xxix.     Establishing a schedule and work plan for its performance and subjecting them to CA’s approval, which shall include any amendments;

xxx.      Preparing an annual report with information on the activities, results, conclusions and recommendations, and recording, if any, significant differences among the management, independent auditors and CAE in connection with the financial statements;

xxxi.     Recommending the rectification or improvement of policies, practices and procedures set out within the scope of its assignments;

xxxii.    Performing a formal assessment, on an annual basis, of the managers responsible for the internal auditing and the Company's general ombudsman;

xxxiii.   Abiding by the conditions imposed under the applicable Brazilian and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and New York Stock Exchange ("NYSE");

xxxiv.  Following up the process of preparing the Management Report, the Financial Statements and the Explanatory Notes, discussing, in a timely manner, the documents and reports that support the information presented, together with each involved party.

5.2        The Committee shall receive and discuss regular internal and independent audit reports on the results of its activities, including Board answers to recommendations on controls and noncompliances, as well as notes and recommendations.

5.3        The Committee’s members shall have access to all information and documents necessary for the exercise of their duties, with the Governance Department being in charge of arranging such information and documents.

5.4        CAE members shall have full independence in the exercise of their duties, and shall keep the information received under confidentiality, subject to applicable legal, statutory and bylaws provisions.

5.5        The duties of the Statutory Audit and Risks Committee’s member are not delegable.

5.6        The Coordinator of the Committee shall:

a)   convene, open and chair the Committee’s meetings;

b)   comply with and enforce the rules of these Bylaws;

c)   approve the agenda and schedule of the Committee's meetings;

d)   ensure, with the support of the Governance Department and the Board’s Advisory, that the Committee’s members receive full and timely information on the meeting agenda business;

e)   decide on the invitation for meetings of external participants of the Committee, including external experts and/or those of the Company, taking in due regard any conflicts of interest;

f)    forward to the Board of Directors and, if applicable, to any other body or member of the Board of Directors, the analyses, opinions and reports prepared within the scope of the Committee;

g)   coordinate the Committee’s annual assessment process, in light of the guidelines set out by the Board;

h)   propose additional standards necessary for the Committee’s operation;

i)     propose and discuss the annual work plan with CA;

j)    perform other acts of technical or administrative nature necessary for the performance of their duties;

k)   represent the Committee in its relationship with the Company's Board of Directors and its internal and external audits, internal departments and committees, signing, when necessary, the mailing, opinions, invitations and reports addressed to them;

l)     prepare the Committee's annual budget proposal, or its amendments, for appreciation and ratification by the Company's Board of Directors; and

m) request the Executive Board to contract specialized services, when necessary for the proper performance of the Committee.

5.6.1   The Committee’s Coordinator, accompanied by other members of the Committee, when necessary or convenient, shall:

a)    monthly report, to the Board of Directors, the work, opinions, demands and conclusions of the Committee; and

b)  attend the Company’s  Ordinary General meetings.

5.7       The Governance Secretary shall be responsible for:

a)   advising the Coordinator on the definition of the agenda, preparation of the work plan, as well as procedures necessary for holding the Committee’s meetings and in the following up complaints and measures;

b)   submitting the Committees’ meeting calls, including those of the Independent Auditors, DEE members, employees, coworkers and advisors of the Company, as well as other possible participants in the meetings, according to the Coordinator's guidelines;

c)   interacting with DEE members in order to meet requests for clarification and information about the matters submitted to the Committee;

d)   preparing, under the guidance of the Coordinator, an annual schedule of regular meetings, which shall be subject to the Committee’s approval at the last meeting of the year;

e)   supervising the preparation of the material to be distributed to the members of the Committee prior to the respective meetings, providing for timely and complete distribution; and

f)    preparing the minutes of the Committee’s meetings;

g)   organizing and keeping custody of the documentation connected to the activities carried out by the Committee;

h)   undertaking other activities necessary for the Committee’s performance.

5.8        The Committee Advisory, appointed under the terms of the Bylaws of the Board, and appointed by the Chairman of CA to serve on the Committee, under the supervision of the Secretary of Governance, shall:

a)   support the Governance Department in all its administrative supporting assignments.

b)   technically support the work of the Committee, preparing reports and spreadsheets and conducting technical analyses and assessments on specific subjects;

c)   provide advice on contents of the Committee's meeting agendas and on works connected to the matters analyzed by the Committee, as well as those connected to the areas of audit and internal controls;

d)   advise, upon request of the CAE members, the technical analysis of the contents of the agendas submitted to the Committee for consideration; and

e)   supply the Committee with the necessary logistic means for its proper performance.

5.9        The Committee members shall immediately report, to the Financial and Investor Relations Office, any changes in their shareholding positions in Eletrobras, its subsidiaries and companies in which it has a relevant interest, under the conditions and in the manner ordered by the Brazilian Securities Commission, as well as under the conditions set forth in the company's Disclosure Policy.

6.  Meetings

6.1        The ordinary meetings of the Committee shall be held in accordance with the approved annual schedule, without the need for call of its members, and Special meetings may be held whenever necessary.

6.2        CAE members shall comply with the working hours set in their respective election and respective term of office, abiding by the limit of Twenty (20) hours per month, and they shall meet:

a)   ordinarily, at least four times a month, at a date, venue and time established by the Coordinator;

b)   monthly with the Internal Audit and CA;

c)   quarterly, with DEE, the Independent Audit and the Fiscal Council;

d)   with the Fiscal Council and BofD, upon request of these boards, to discuss policies, practices and procedures within the scope of their respective assignments;

e)   extraordinarily, upon call by the Coordinator, as a matter of urgency to serve the company's legitimate interests or to avoid the perjury of law.

6.2.1.    The monthly meeting with BofD, referred to in letter “b” of Item 6.2 above, shall take place in the context of the Board’s ordinary meetings, at which time the Coordinator, or his appointed substitute, shall report to the other Board members on the Committee’s work in the corresponding period.

6.3        The request for inclusion of a business in the CAE agenda and the provision of supporting materials to the Governance Department shall occur at least 7 (seven) days in advance of the date of the meeting appurtenant to such business.

6.4        The meeting’s agenda and supporting material shall be delivered to CAE member within the minimum advance time of Four (4) days, except in exceptional cases authorized by the Committee’s Coordinator, as a matter of urgency.

6.4.1   In view of the deadlines for preparation, the submission of financial statements shall be considered regular with at least 48 (Forty-Eight) hours of the respective meeting, with the best efforts being endeavored to meet the term under the head provision.

6.5        The Coordinator shall define the meeting agenda, taking into account the Annual Schedule, the deliberations of the Committee itself, the requests of the Board of Directors or its Chairman, the requests of any Committee member, the boards of directors of the subsidiaries or their presidents

6.6        Requests regarding the composition of the agenda, inclusion of special business in the agenda, and convening of extraordinary meetings of the Committee shall be forwarded to the Governance Department, which shall submit the request to the Committee’s Coordinator, with a copy to the Governance Department.

6.7        The agenda of the meeting shall include both CA advisory matters and those of the other boards of directors of the subsidiaries, as well as those standing as mere raising for Committee follow-up.

6.8        The Committee shall preferably meet at the Company's registered office, or at another location, or by telephone or videoconference, or by any other means of communication that allows the members to vote, provided that it appears in the call notice.

6.9        In duly evidenced emergency situations, the Committee may, upon decision of its Coordinator, deliberate between absentees in a virtually convened meeting, provided that the members’ statements are made by e-mail and reproduced in the minutes of the meeting, which shall be signed by the members that state their opinions.

6.10     The Committee meetings shall be opened with the attendance of a majority of its members and its deliberations shall be taken by the vote of the majority of its members present and shall not be decisive, but rather opinionated.

6.10.1.      A representative shall not be assigned to the Committee meetings in the event of impediment of a member.

6.11     In case of a tie, the Committee’s Coordinator shall exercise a casting vote.

6.12     The persons invited to the meetings shall not have the right to vote.

6.13     Each meeting of the Committee shall be recorded in minutes, which shall state a record of the business discussed, comments and recommendations, attendance and absences of its members, and may be prepared in a summary form, as well as (i) submitted to CA and Committee members, after being read, approved and signed by those present at the meeting; and (ii) filed at the Company's registered office.

6.14     Eletrobras shall disclose the Minutes of the CAE Meetings in the form of an excerpt.

6.15     The controlling departments shall have full and unrestricted access to the contents of the CAE minutes and their respective annexes and statements, subject to the transfer of confidentiality.

6.16     Opinions on matters submitted for consideration by the Committee shall be part of the minutes of the meeting or, when sent later, shall have been read, approved and signed by those present at the meeting.

6.17     The Committee members may record, in the minutes of the meeting and/or in the opinion, their remarks and recommendations regarding the business addressed in the Committee. Likewise, the invited persons may also record, in the minutes of the meeting, their remarks and recommendations regarding the business addressed.

6.17.1        In the event of absence of anyone of the Committee’s members, the minutes of the meeting shall be officially submitted by the Governance Department for their knowledge, and shall be given the opportunity to record, in the minutes of the next meeting of the Committee, remarks and recommendations regarding the business addressed in the minutes, including regarding possible disagreements with respect to the recommendations made by the Committee.

6.18     The Committee may request joint meetings with other Committee(s).

7.  Responsibilities and Duties

7.1       The Committee’s members shall undertake to comply with these Bylaws, the Eletrobras’ Articles of Incorporation, its Code of Ethics and Conduct, its Guide for Disclosure and Use of Relevant Information and Securities Trading Policy, its Code of Corporate Governance Practices, and further applicable internal rules.

7.2       The Committee’s members shall be subject to the same legal duties and responsibilities imposed on the Managers by Article 160 of Law No. 6,404/76, including a duty to inform the Board on the existence of a possible conflict of interest and the duty the documents and information made available to them under confidentiality, if they are not available to the public as of yet.

7.3       The confidentiality of information shall be treated in the light of Eletrobras' Information Security policy and standards, as well as the laws and other rules that govern its activities.

7.4.   A detailed annual report prepared by the Committee shall be maintained at the Company's registered office for a period of Five (5) years, containing the description of:

a) its activities, results and conclusions reached, and the recommendations made;

b) any situations in which there is significant divergence between the Company’s management, independent auditors and the Committee with regard to the Company's financial statements.

8. Assessment

8.1.      The Committee shall annually perform its performance assessment, the result of which shall be submitted by the Committee Coordinator for the Board’s knowledge and appraisal.

9.   Amendment, Interpretation and Publication

9.1.     The guidelines regarding the Committee’s performance, including with regard to its reach concerning the subsidiaries, shall be defined by the Board. These Bylaws may be amended by the Board of Directors, upon proposal of any of its members or upon proposal of the Committee or its Coordinator.

9.2.     If not addressed in these Bylaws, the Committee’s Coordinator shall apply the procedural rules of the CA’s Bylaws, insofar as they are not inconsistent with the nature and assignments of this Committee and with the legal, regulatory, statutory and regulatory provisions applicable to CAE.

9.3.      These Bylaws shall enter into force as of the date of their approval by CA and shall be published at the websites of Eletrobras and its subsidiaries.

10.               Transitional Provisions

10.1.   The Committee shall define, in a Work Plan to be approved by CA, the schedule and stages of implementation of the Committee's activities with the subsidiaries, to be disclosed by the Committee to the Chairmen of the Board of Directors of the subsidiaries.

10.2.   The Annual Schedule of CAE shall provide for the Committee’s assignments concerning the subsidiaries, considering the schedule and the implementation stages approved, under the terms of Item 10.1 above, and shall be preferably prepared with thematic alignment concerning the matters set forth in these Bylaws, and upon unified reports supervised by the incumbent divisions of Eletrobras holding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.